Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2020

NEWS RELEASE

Financial Highlights

	4Q 2020 GAAP	4Q 2020 Non-GAAP
• Net sales	$143.9 million (+14% Q/Q, -6% Y/Y)	$143.9 million (+14% Q/Q, -6% Y/Y)
• Gross margin	45.9%	49.3%
• Operating margin	0.3%	21.9%
• Earnings per diluted ADS	$0.04	$0.86

	Full Year 2020 GAAP	Full Year 2020 Non-GAAP
• Net sales	$539.5 million (+18% Y/Y)	$539.5 million (+17% Y/Y)
• Gross margin	48.2%	49.2%
• Operating margin	14.9%	21.8%
• Earnings per diluted ADS	$2.28	$3.24

Business Highlights

•	SSD controller sales: 4Q increased 5% to 10% Q/Q and FY2020 increased 15% to 20% Y/Y

•	eMMC+UFS controller sales: 4Q increased 65% to 70% Q/Q and FY2020 increased 35% to 40% Y/Y

•	SSD solutions sales: 4Q declined 30% to 35% Q/Q and FY2020 increased 35 to 40% Y/Y

•	Launched SM8266, a complete 16-channel PCIe 4.0 NVMe turnkey enterprise SSD controller

TAIPEI, Taiwan and MILPITAS, Calif., February 4, 2021 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2020. For the fourth quarter, net sales (GAAP) increased sequentially to $143.9 million from $126.0 million in third quarter 2020. Net income (GAAP) declined to $1.4 million or $0.04 per diluted ADS (GAAP) from a net income (GAAP) of $24.3 million or $0.70 per diluted ADS (GAAP) in third quarter 2020.

For the fourth quarter, net income (non-GAAP) increased to $29.9 million or $0.86 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $26.7 million or $0.76 per diluted ADS (non-GAAP) in third quarter 2020.

Fourth Quarter 2020 Review

“Fourth quarter results were stronger than expected as customer procurement continues to be robust,” said Wallace Kou, President and CEO of Silicon Motion. “Sales of our eMMC+UFS controllers for smartphones and IOT devices were especially strong and our SSD controllers continued to benefit from strong PC demand. Sales of our SSD solutions were however seasonally soft.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2020	3Q 2020	4Q 2019	4Q 2020	3Q 2020	4Q 2019
Revenue	$143.9	$126.0	$153.2	$143.9	$126.0	$153.0
Gross profit	$66.0	$61.8	$73.6	$71.0	$61.9	$75.4
Percent of revenue	45.9%	49.1%	48.1%	49.3%	49.1%	49.3%
Operating expenses	$65.6	$36.0	$46.3	$39.5	$32.9	$38.2
Operating income	$0.4	$25.8	$27.3	$31.5	$29.0	$37.2
Percent of revenue	0.3%	20.5%	17.8%	21.9%	23.0%	24.3%
Earnings per diluted ADS	$0.04	$0.70	$0.73	$0.86	$0.76	$0.96

Other Financial Information

(in millions)	4Q 2020	3Q 2020	4Q 2019
Cash, cash equivalents, restricted cash and short-term investments—end of period	$369.2	$368.4	$350.3
Routine capital expenditures	$5.6	$2.6	$3.0
Dividend payments	$12.1	$12.3	$12.1

During the fourth quarter, we had $5.6 million of capital expenditures for the routine purchase of testing equipment, software, design tools and other items.

Returning Value to Shareholders

On October 26, 2020, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On November 25, 2020, we paid $12.1 million to shareholders as the first installment of our annual dividend.

On November 21, 2018, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24-month period. On October 26, 2020, the Board of Directors of the Company authorized the extension of the expiration of this program to November 21, 2021. Since the start of this program, we have repurchased $84.8 million of our ADSs and $115.2 million remains available for repurchase under the program. There were no share repurchases in the fourth quarter.

Business Outlook

“We are kicking-off 2021 with what we believe will be an unseasonally strong first quarter and an extremely strong order book for the year, with sales growth currently capped by foundry supply availability,” said Wallace Kou, President and CEO of Silicon Motion. “We are seeing strong, broad-based OEM demand and design activities for our SSD and eMMC+UFS controllers and expect this momentum to carry over to 2022. PC OEMs are driving strong demand for PCIe NVMe SSD controllers and smartphone and IOT OEMs for UFS and eMMC mobile embedded storage controllers.”

For the first quarter of 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$154m to $161m 7% to 12% Q/Q	—	$154m to $161m 7% to 12% Q/Q
Gross margin	47.9% to 49.9%	Approximately $0.2m*	48.0% to 50.0%
Operating margin	18.9% to 21.1%	Approximately $3.1m to $3.3m**	21.0% to 23.0%

*	Projected gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $3.1 million to $3.3 million of stock-based compensation.

For the full year 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$650m to $700m 20% to 30% Y/Y	—	$650m to $700m 20% to 30% Y/Y
Gross margin	47.0% to 49.0%	Approximately $0.3m*	47.0% to 49.0%
Operating margin	21.5% to 24.0%	Approximately $14.0m to $16.0m**	24.0% to 26.0%

*	Projected gross margin (non-GAAP) excludes $0.3 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $14.0 million to $16.0 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 4, 2021.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4467365

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	4467365

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns and accounts receivable attributable to these product lines.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain on disposal of long-term investments relate to gains from our sale of FCI, our specialty RF IC product line, and the sale of our investment in ProGrade, a professional-grade memory card manufacturer.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2020	2020	2019	2020
	($)	($)	($)	($)	($)
Net Sales	153,196	126,043	143,897	457,253	539,521
Cost of sales	79,563	64,217	77,853	235,081	279,365

Gross profit	73,633	61,826	66,044	222,172	260,156
Operating expenses
Research & development	33,911	26,378	37,160	110,305	121,784
Sales & marketing	6,118	6,077	6,411	25,108	24,805
General & administrative	6,285	3,528	4,585	17,878	15,604
Amortization of intangibles assets	—	—	—	766	—
Impairment of goodwill and intangible assets	—	—	17,489	15,970	17,489

Operating income	27,319	25,843	399	52,145	80,474
Non-operating income (expense)
Interest income, net	1,561	841	729	6,748	4,625
Gain on disposal of long-term investments	—	—	(293)	12,941	(293)
Foreign exchange gain (loss), net	84	551	692	148	619
Others, net	33	(6)	117	92	133

Subtotal	1,678	1,386	1,245	19,929	5,084

Income before income tax	28,997	27,229	1,644	72,074	85,558
Income tax expense	3,567	2,962	290	7,676	5,812

Net income	25,430	24,267	1,354	64,398	79,746

Earnings per basic ADS	0.73	0.70	0.04	1.83	2.29
Earnings per diluted ADS	0.73	0.70	0.04	1.82	2.28
Margin Analysis:
Gross margin	48.1%	49.1%	45.9%	48.6%	48.2%
Operating margin	17.8%	20.5%	0.3%	11.4%	14.9%
Net margin	16.6%	19.3%	0.9%	14.1%	14.8%

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2020	2020	2019	2020
	($)	($)	($)	($)	($)
Gross profit (GAAP)	73,633	61,826	66,044	222,172	260,156
Gross margin (GAAP)	48.1%	49.1%	45.9%	48.6%	48.2%
Stock-based compensation (A)	141	55	157	305	253
SSD solutions restructuring	1,618	—	4,772	8,175	4,772
Gross profit (non-GAAP) (B)	75,392	61,881	70,973	230,652	265,181
Gross margin (non-GAAP) (C)	49.3%	49.1%	49.3%	50.2%	49.2%
Operating expenses (GAAP)	46,314	35,983	65,645	170,027	179,682
Stock-based compensation (A)	(7,209)	(3,076)	(8,572)	(14,286)	(14,335)
Amortization of intangible assets	—	—	—	(766)	—
SSD solutions restructuring	(928)	—	(17,613)	(16,898)	(17,613)
Litigation expense	—	—	—	2	—
Operating expenses (non-GAAP) (B)	38,177	32,907	39,460	138,079	147,734
Operating profit (GAAP)	27,319	25,843	399	52,145	80,474
Operating margin (GAAP)	17.8%	20.5%	0.3%	11.4%	14.9%
Total adjustments to operating profit	9,896	3,131	31,114	40,428	36,973
Operating profit (non-GAAP) (B)	37,215	28,974	31,513	92,573	117,447
Operating margin (non-GAAP) (C)	24.3%	23.0%	21.9%	20.1%	21.8%
Non-operating income (expense) (GAAP)	1,678	1,386	1,245	19,929	5,084
Foreign exchange loss (gain), net	(84)	(551)	(692)	(148)	(619)
Gain on disposal of long-term investments	—	—	293	(12,941)	293
Non-operating income (expense) (non-GAAP) (B)	1,594	835	846	6,840	4,758
Net income (GAAP)	25,430	24,267	1,354	64,398	79,746
Total pre-tax impact of non-GAAP adjustments (B)	9,812	2,580	30,715	27,339	36,647
Income tax impact of non-GAAP adjustments (B)	(1,430)	(171)	(2,152)	(2,708)	(2,845)
Net income (non-GAAP) (B), (C)	33,812	26,676	29,917	89,029	113,548

Earnings per diluted ADS (GAAP)	$0.73	$0.70	$0.04		$1.82	$2.28
Earnings per diluted ADS (non-GAAP) (B), (C)	$0.96	$0.76	$0.86		$2.51	$3.24
Shares used in computing earnings per diluted ADS (GAAP)	35,021	34,891	34,761		35,296	34,978
Non-GAAP Adjustments	171	163	219		106	121
Shares used in computing earnings per diluted ADS (non-GAAP)	35,192	35,054	34,980		35,402	35,099
(A) Excludes stock-based compensation as follows:
Cost of Sales	141	55	157		305	253
Research & development	5,178	2,163	6,196		9,927	10,132
Sales & marketing	790	405	933		1,789	1,758
General & administrative	1,241	508	1,443		2,570	2,445
(B) FCI divestiture items previously excluded from non-GAAP:
Revenue	—	—	—		10,359	—
Gross Profit	—	—	—		5,687	—
Operating Expenses	—	—	—		8,542	—
Operating Profit	—	—	—		(2,855)	—
Non-Operating Income	—	—	—		9	—
Taxes	—	—	—		8	—
Net income	—	—	—		(2,854)	—
EPS	—	—	—		(0.08)	—
(C) Reconciliation with previous non-GAAP disclosures:
Revenue (GAAP)	153,196	126,043	143,897		457,253	539,521
SSD solutions restructuring	(162)	—	—		2,494	—
Revenue (non-GAAP)	153,034	126,043	143,897		459,747	539,521
FCI	—	—	—		(10,359)	—
Revenue (non-GAAP) less FCI	153,034	126,043	143,897		449,388	539,521
Gross Margin (non-GAAP) less FCI	49.3%	49.1%	49.3%		50.1%	49.2%
Operating Margin (non-GAAP) less FCI	24.3%	23.0%	21.9%		21.2%	21.8%
EPS (non-GAAP) less FCI	$0.96	$0.76	$0.86	US$	2.60	$3.24

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31,	Sep. 30,	Dec. 31,
	2019	2020	2020
	($)	($)	($)
Cash and cash equivalents	323,166	341,281	342,961
Short-term investments	2,010	1,951	—
Accounts receivable (net)	108,734	95,519	115,800
Inventories	88,439	107,426	110,162
Refundable deposits – current	24,085	24,094	24,098
Prepaid expenses and other current assets	18,765	24,643	13,948

Total current assets	565,199	594,914	606,969
Long-term investments	3,000	5,000	5,000
Property and equipment (net)	98,488	102,046	105,496
Goodwill and intangible assets (net)	17,489	17,489	—
Other assets	13,553	10,984	24,595

Total assets	697,729	730,433	742,060

Accounts payable	30,687	37,148	44,535
Income tax payable	2,465	5,870	6,886
Accrued expenses and other current liabilities	98,336	65,500	107,323

Total current liabilities	131,488	108,518	158,744
Other liabilities	29,457	26,207	25,574

Total liabilities	160,945	134,725	184,318
Shareholders’ equity	536,784	595,708	557,742

Total liabilities & shareholders’ equity	697,729	730,433	742,060

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2020	2020	2019	2020
	($)	($)	($)	($)	($)
Net income	25,430	24,267	1,354	64,398	79,746
Depreciation & amortization	3,347	3,322	3,640	13,213	13,562
Stock-based compensation	7,350	3,131	8,729	14,591	14,589
Goodwill & intangible assets impairment	—	—	17,489	15,970	17,489
Investment impairment, losses & disposals	(16)	1	260	(12,908)	267
Changes in operating assets and liabilities	(6,075)	(552)	(11,158)	(17,553)	(9,871)
Others	63	22	79	(16)	113

Net cash provided by operating activities	30,099	30,191	20,393	77,695	115,895

Purchase of property & equipment	(2,966)	(2,618)	(5,636)	(11,015)	(18,784)
Purchase of long-term investments	—	—	—	—	(2,000)
Disposal of long-term investments	—	—	—	45,683	—

Net cash provided by (used in) investing activities	(2,966)	(2,618)	(5,636)	34,668	(20,784)

Dividend payments	(12,147)	(12,280)	(12,065)	(44,029)	(48,901)
Share repurchases	—	(25,013)	—	(26,231)	(25,013)

Net cash used in financing activities	(12,147)	(37,293)	(12,065)	(70,260)	(73,914)

Net increase (decrease) in cash, cash equivalents & restricted cash	14,986	(9,720)	2,692	42,103	21,197
Effect of foreign exchange changes	(13)	323	102	(977)	(239)
Cash, cash equivalents & restricted cash—beginning of period	333,280	375,814	366,417	307,127	348,253

Cash, cash equivalents & restricted cash—end of period	348,253	366,417	369,211	348,253	369,211

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2021 and full year 2021 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at the time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2021 and full year 2021. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with any uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 12, 2020. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: cchaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com